EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 7, 2019, relating to the consolidated financial statements and financial statement schedule of DHI Group, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting for contract acquisition costs), and the effectiveness of DHI Group, Inc. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of DHI Group, Inc. and subsidiaries for the year ended December 31, 2018, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Des Moines, Iowa
May 10, 2019